EXHIBIT 23.2

CONSENT OF RISI, INC.

January 7, 2011

Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, TN 38115-4436

Ladies and Gentlemen:

RISI, Inc., on behalf of itself and its subsidiaries (collectively, “RISI”), hereby consents to the citation, publication and use by Verso Paper Corp. and its subsidiaries (collectively, “Verso”) of data and other information reported by RISI and to the attribution of such data to RISI in Verso’s registration statements, prospectuses, private placement memoranda and other securities offering documents under the Securities Act of 1933 and in Verso’s periodic reports and other reports under the Securities Exchange Act of 1934 from the date hereof until RISI revokes such consent in a written notice provided to Verso.  Prior to such publication, Verso shall provide to RISI a list of the data to be published for approval.

Sincerely,

RISI, Inc.

By:

Name: John Maine
Title: VP World Graphic Papers